Results of
           Meeting of Shareholders

RIVERSOURCE STOCK FUND

REGULAR MEETING OF SHAREHOLDERS HELD ON FEB. 15, 2006

(UNAUDITED)

A brief description of each proposal voted upon at the meeting and the votes cast for, against or withheld, as well as the number of abstentions and broker non-votes as to each proposal is set forth below. A vote is based on total dollar interest in a fund.

Approve the Agreement and Plan of Reorganization

        Affirmative          Against            Abstain       Broker Non-votes

      967,195,016.27       57,128,233.90      37,177,952.39      414,126.67


Election of Board Members
                                         Affirmative                Withhold

    Kathleen Blatz                    1,006,340,739.69           55,574,589.54

    Arne H. Carlson                   1,003,740,749.39           58,174,579.84

    Patricia M. Flynn                 1,007,861,224.48           54,054,104.75

    Anne P. Jones                     1,004,964,002.99           56,951,326.24

    Jeffrey Laikind                   1,005,524,538.15           56,390,791.08

    Stephen R. Lewis, Jr.             1,007,403,114.25           54,512,214.98

    Catherine James Paglia            1,006,457,545.01           55,457,784.22

    Vikki L. Pryor                    1,007,080,185.77           54,835,143.46

    Alan K. Simpson                   1,002,020,752.10           59,894,577.13

    Alison Taunton-Rigby              1,007,483,772.68           54,431,556.55

    William F. Truscott               1,006,816,545.89           55,008,438.58


Approve an Amendment to the Articles of Incorporation

        Affirmative          Against            Abstain       Broker Non-votes

      969,150,647.50      51,751,645.25      40,598,909.81       414,126.67

Approve an Investment Management Services Agreement with RiverSource Investments, LLC

        Affirmative          Against            Abstain       Broker Non-votes

      975,671,160.94      44,019,873.83      41,810,167.79       414,126.67